Our date	Our reference	Your date
2003-04-23	KVEA	
Administrative officer		Your reference
Kari Veastad, +47 51 99 96 79		



Statoil ASA

Securities and Exchange Commission
Attn.: Mr. Paul Dudek
450 Fifth Street, N.W.
Washington DC 20549
USA


03022254

Dear Sir,

STATOIL ASA - INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 - EXEMPTION NUMBER 82-3444

Please find enclosed all information required by Rule 12g3-2(b) and issued by Statoil ASA during the period January 1 – March 31, 2003 (ref. Exemption Number 82-3444)

Yours faithfully,
Statoil ASA

Kari Veastad
Compliance Officer
kvea@statoil.com

Enclosure
(Press releases and report - Annual report 2002)

Postal address	Office address	The Register of Business Enterprises	Telephone	Internet
		NO 923 609 016 VAT	+47 51 99 00 00	www.statoil.com
N-4035 STAVANGER Norway	Forusbeen 50 Forus 4033 Stavanger		Telefax +47 51 99 00 50	

Print
Show URL

News & topics > Press releases

Increased production and improved efficiency

Statoil ASA (OSE: STL, NYSE: STO) achieved an income before financial items, income taxes and minority interests (Ebit) of NOK 12.0 billion in the fourth quarter of 2002, adjusted for special items (1). This compares with NOK 10.2 billion for the same period of 2001. An Ebit of NOK 42.9 billion, adjusted for special items, was delivered by the group for 2002 as a whole, as against NOK 53.9 billion in the year before.

Financial statements and review - fourth quarter 2002
MD&A
Presentation set
PDF-version
Webcast with CEO Olav Fjell

Statoil's fourth quarter results and preliminary full-year results for 2002
Statoil in 2002: Increased production and improved efficiency

- Fourth quarter net income: NOK 4.5 billion, adjusted for special items: NOK 5.1 billion
- Fourth quarter earnings per share: NOK 2.09, adjusted for special items: NOK 2.34
- Seven per cent growth in production
- Net income for the year: NOK 16.8 billion, adjusted for specials items: NOK 16.7 billion
- Earnings per share, full year: NOK 7.78, adjusted for special items: NOK 7.72
- Proposed dividend: NOK 2.90 per share

Statoil ASA (OSE: STL, NYSE: STO) achieved an income before financial items, income taxes and minority interests (Ebit) of NOK 12.0 billion in the fourth quarter of 2002, adjusted for special items (1). This compares with NOK 10.2 billion for the same period of 2001. An Ebit of NOK 42.9 billion, adjusted for special items, was delivered by the group for 2002 as a whole, as against NOK 53.9 billion in the year before.

Net income for the fourth quarter, adjusted for special items, came to NOK 5.1 billion compared with an adjusted result of NOK 3.1 billion for the same period of 2001. Adjusted for special items, net income for 2002 as a whole came to NOK 16.7 billion as against NOK 15.2 billion the year before.

"We increased our oil and gas production by seven per cent and delivered a good result in 2002," comments chief executive Olav Fjell. "Enhanced regularity and cost efficiency on the Norwegian continental shelf (NCS), high gas sales and a substantial unrealised currency gain on our debt made big contributions to improving the result. On the negative side, results were affected by weakened oil and gas prices and refining margins measured in Norwegian kroner. Our group has been strengthened by good earnings and further progress in developing our international positions. The result for 2002 shows that we're well on the way to achieving our goals for 2004."

USGAAP income statement (in millions, except share data)	Fourth quarter				Year ended December 31			
	2002	2001		2002	2002	2001		2002
	NOK	NOK	change	USD*	NOK	NOK	change	USD*
Total revenues	**64,697**	62,821	3%	9,326	**243,814**	236,961	3%	35,144
E&P Norway	**9,002**	6,872	31%	1,298	**31,463**	40,697	(23%)	4,535
International E&P	**(772)**	(1,202)	36%	(111)	**1,086**	1,291	(16%)	157
Natural Gas	**2,205**	2,453	(10%)	318	**8,918**	9,629	(7%)	1,285
Manufacturing & Marketing	**823**	1,244	(34%)	119	**1,637**	4,480	(63%)	236
Other	**(62)**	106	N/A	(9)	**(2)**	57	N/A	0
Income before financial								

items, income taxes and minority interest	**11,196**	9,473	18%	1,614	**43,102**	56,154	(23%)	6,213
Net financial items	**2,642**	(682)	N/A	381	**8,233**	65	N/A	1,187
Income before income taxes and minority interests	**13,838**	8,791	57%	1,995	**51,335**	56,219	(9%)	7,400
Income taxes	**(9,281)**	(6,078)	53%	(1,338)	**(34,336)**	(38,486)	(11%)	(4,949)
Minority interest	**(31)**	(108)	(71%)	(4)	**(153)**	(488)	(69%)	(22)
Net income	**4,526**	2,605	74%	652	**16,846**	17,245	(2%)	2,428
Earnings per share (adj. for special items)	**2.34**	1.43	63%	0.34	**7.72**	7.32	5%	1.11
Earnings per share	**2.09**	1.20	74%	0.30	**7.78**	8.31	(6%)	1.12
Weighted average number of ordinary shares outstanding	**2,166,143,626**	2,164,585,600	0%		**2,165,422,239**	2,076,180,942	4%	
Operational data								
Realized oil price (USD/bbl)	**26.8**	19.3	39%		**24.7**	24.1	2%	
Norwegian NOK/USD average daily exchange rate	**7.32**	8.90	(18%)		**7.97**	8.99	(11%)	
Realized oil price (NOK/bbl)	**196**	172	14%		**197**	217	(9%)	
Refining margin, FCC (USD/boe) (6)	**3.2**	2.3	39%		**2.2**	3.6	(39%)	
Total oil and gas production (1000 boe/day) (7)	**1,170**	1,091	7%		**1,074**	1,007	7%	
Total oil and gas liftings (1000 boe/day) (8)	**1,182**	1,109	7%		**1,073**	1,008	6%	
Proven reserves (mill boe)	**-**	-	-		**4,267**	4,277	0%	
Reserve replacement (year)	**-**	-	-		**98%**	89%	10%	
Reserve replacement (3 year average)	**-**	-	-		**78%**	68%	15%	
Finding & development cost (USD/boe, year)	**-**	-	-		**5.3**	4.6	15%	
Finding & development cost (USD/boe, 3 year average)	**-**	-	-		**6.2**	9.1	(32%)	
Production (lifting) cost								

(USD/boe, last 12 months)	**3.1**	2.9	4%	**3.1**	2.9	4%

* Solely for the convenience of the reader, financial data for the fourth quarter and the year 2002 have been translated into US dollars at the rate of NOK 6.94 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2002. Financial data for the fourth quarter and the year 2001 has been translated into US dollars at the rate of NOK 8.97 to USD 1.00 the Federal Reserve noon buying rate of December 31, 2001.

Earnings per share for the fourth quarter, adjusted for special items, came to NOK 2.34 as against NOK 1.43 in the same period of 2001. For the year as a whole, earnings per share, adjusted for special items, was NOK 7.72 compared with NOK 7.32 in 2001.

A dividend of NOK 2.90 per share has been proposed for 2002, which represents a direct return of 5.4 per cent in relation to a share price of NOK 53.50 (on Tuesday 11 February 2003).

Net income for the fourth quarter was strengthened by comparison with the same period of 2001 through increased production, higher oil prices and currency gains. During the quarter, the LL652 field in Venezuela was written down by NOK 0.6 billion after tax.

The 2002 result also includes a one-off gain of NOK 0.7 billion after tax on the sale of the upstream business in Denmark. In addition, income for 2002 incorporates a significant increase in net financial items. This mainly reflects an unrealised currency gain on group debt. Tax costs for 2002 amounted to NOK 34.3 billion, which corresponds to a taxation rate of 66.9 per cent and is thereby rather lower than in 2001.

Statoil's oil and gas production in 2002 averaged 1 074 000 barrels of oil equivalent (boe) per day, which represents a seven per cent increase from the daily 2001 average of 1 007 000 boe. Oil and gas output in the fourth quarter averaged 1 170 000 boe, which again represents a seven per cent rise from the same period of the year before. The start-up of Girassol off Angola and Sincor in Venezuela meant that the group's international production rose by 28 per cent from 2001 to 2002. On the NCS, the further five per cent increase in output reflected good regularity and high gas sales. Production costs declined from NOK 26.4 per barrel in 2001 to NOK 24.2 per barrel in 2002, reflecting both reduced costs and increased volume.

Twenty-eight wildcat and appraisal wells were drilled in 2002, with discoveries being made in 21 of these. Finding and development costs showed positive progress, and are now USD 6.2 per barrel.

Statoil increased its reserve replacement rate to 98 per cent in 2002, which compares with 89 per cent the year before. Remaining proven reserves at 31 December 2002 totalled 4 267 million boe down from 4 277 million a year earlier. Over the past three years, the average reserve replacement rate has been 78 per cent.

Statoil became operator for all the fields in the Tampen area of the NCS on 1 January 2003, when it took over from Norsk Hydro on Visund, Snorre, Tordis and Vigdis. Sigyn came on stream in December 2002.

Snøhvit in the Barents Sea is under development, and Statoil has concluded an agreement with El Paso which secures access to the American gas market through Maryland's Cove Point terminal. The estimated cost of Snøhvit was raised by NOK 5.8 billion in the autumn of 2002, corresponding to a 15 per cent increase from the figure in the plan for development and operation. All of Statoil's other projects are within budget.

Two new international operatorships have been secured. The group gained a foothold in Iran with offshore responsibility for phases six-eight of the South Pars development, taking over in December 2002. In February 2003, Statoil obtained the operatorship for block 4 in Venezuela's Plataforma Deltana project.

The group's gas sales rose by 34 per cent from 14.7 billion standard cubic metres (scm) in 2001 to 19.6 billion in 2002. Statoil sold 6.2 billion scm in the fourth quarter as against 4.7 billion in the same period of the year before. These high sales figures reflect an increase in the portfolio of long-term contracts and the fact that customers took advantage of the flexibility built into their agreements. Statoil has resolved to expand annual capacity in the gas treatment complex at Kårstø north of Stavanger by 13.5 million scm per day to accommodate deliveries from Kristin and Mikkel, two of the group's projects on the NCS. The group made further advances in the UK gas market during 2002 by concluding a long-term sales contract with British Gas and by acquiring development rights for a natural gas store in eastern England.

Statoil has sold its wholly-owned shipping company Navion ASA to Teekay Shipping Corporation. The net sales price is about USD 800 million, and the transaction is due to be finalised in the

second quarter of 2003. Results for the downstream business weakened in 2002 by comparison with the year before, mainly as a result of narrower refining margins, lower shipping rates and a sharp strengthening of the NOK against the USD.

The number of recordable injuries per million working hours fell from 6.7 in 2001 to 6.0 in 2002, and serious incidents per million working hours also showed a decline.
"We have initiated extensive measures to improve safety," notes Mr Fjell.
Total emissions of carbon dioxide by the group were reduced from 9.2 million tonnes to 8.9 million, despite the record level of production. Statoil published its first sustainability report in 2002, outlining its targets for and workon health, safety, the environment, social responsibility and financial performance. The group was also included in the Dow Jones sustainability index during 2002.

Further information from

Public affairs:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70741 (mobile)
Trude Måseide, +47 957 26 510 (mobile)
Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 907 77824 (mobile)
Investor relations USA:
Thore E Kristiansen, +1 203 978 6950 (office), +47 916 64659 (mobile)

Background
Statoil ASA is a major integrated oil and gas company, headquartered in Stavanger, Norway. The company is the leading producer and marketer of oil and gas from Norwegian fields. Statoil is one of the world's largest net sellers of crude oil and a major supplier of gas to Europe. Currently, the company is active in approximately twenty-five countries world-wide and has assets in attractive petroleum provinces. Statoil is a retail brand in Scandinavia, the Baltics, Poland and Ireland.

(1)In the fourth quarter of 2002 the only special item in the result is the writing down of the LL652 field in Venezuela by NOK 0.8 billion. This write-down affects the fourth-quarter after-tax result negatively by NOK 0.6 billion. The full-year result for 2002 has in addition a special item of NOK 1.0 billion before tax and NOK 0.7 billion after tax. This is the gain on the sale of the Siri field off Denmark. In 2001, special items totalled NOK 2.3 billion before tax and NOK 2.1 billion after tax.

Financial statements and review - fourth quarter 2002
MD&A
Presentation set
PDF-version
Webcast with CEO Olav Fjell

Published 18.02.2003 08:30:00